

Mail Stop 3720

November 21, 2008

James W. Morozzi
President and Chief Executive Officer
D&E Communications, Inc.
Brossman Business Complex
124 East Main Street
P. O. Box 458
Ephrata, Pennsylvania 17522

> **Re:** **D&E Communications, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-20709**

Dear Mr. Morozzi:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Key Elements of Executive Compensation, page 14

Base Pay, page 14

1.   In future filings, please clarify whether the performance factors noted in this section are used in a quantitative or subjective manner for the purpose of determining base pay for each named executive officer. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

Annual Cash Incentives, page 15

2.   In future filings, please disclose the specific financial and individual performance goals were used as factors in determining annual incentive cash compensation. For example, please disclose the minimum and optimum EBITDA levels used to calculate cash incentive payments and the departmental objective results. See Item 402(b)(2)(v) of Regulation S-K. If you believe that disclosure of performance goal is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. See Item 402(b)(2)(v) of Regulation SK. For guidance, please refer to Question 118.04 of the Division of Corporation Finance's compliance and disclosure interpretations regarding Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director